June 17, 2013

CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [ ] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-K/A No. 1 for Fiscal Year Ended December 31, 2012
Filed March 5, 2013
File No. 1-4881

Dear Mr. O'Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated June 4, 2013, to Ms. Kimberly Ross, Executive Vice President and Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company's response.

Form 10-K for the year ended December 31, 2012

Comment 1

Management's Discussion and Analysis, page 22

Critical Accounting Estimates, page 24
Taxes, page 26

1.	We have read your response to comment 2 in our letter dated May 13, 2013, and thank you for the information in Exhibit A. We have the following comments:

•	Please provide us with a description for each of the original transactions that generated the $356 million foreign tax credit carryforward (FTC) deferred tax asset (DTA).

Mr. Terence O'Brien

June 17, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

•	Please explain to us why you were unable to offset the US federal taxes you incurred from the original transactions with the foreign tax credit, resulting in the recognition of the FTC DTA.

•
We note that you have $648.3 million in gross tax loss carryforwards DTA as of December 31, 2012. Please tell us the amount, if any, that represents US net operating losses. To the extent that you do have US net operating losses recognized, please tell us how these DTAs affect the realization of the FTC DTAs and how you have reflected this in the schedule provided as Exhibit A.

•
Please tell us if the Internal Revenue Code allows for the use of FTCs against foreign source income if you do not have US domestic source income for the tax year, including the reference to the Internal Revenue Code that supports your position.

Response 1

The deferred tax asset of $356 million for foreign tax credit carryforwards accumulated during the years 2008 to 2012. This accumulation was not a result of specific transactions, but was the natural consequence of remittances from foreign subsidiaries (primarily royalties and dividends of earnings from jurisdictions not designated as indefinitely reinvested) to a U.S. company with a domestic source loss. In each of these years, we had U.S. taxable income as the foreign source income resulting from these foreign remittances exceeded the domestic source loss. In recent years, the domestic source loss increased due to significant professional fees associated with the FCPA investigations and compliance reviews, as well as reduced profitability in our U.S. business. At December 31, 2012, we did not have U.S. net operating loss carryforwards.

The Internal Revenue Code (“IRC”) allows a credit for foreign taxes paid with respect to foreign source income. Under IRC section 904, the amount of foreign tax credits that can be utilized on a U.S. tax return is limited to the U.S. tax on foreign source income. In determining the U.S. tax on foreign source income, a domestic source loss reduces foreign source income, resulting in less foreign source income subject to U.S. tax. Accordingly, less foreign tax credits are utilized. The unused foreign tax credits can be carried forward for ten years.

Comment 2

2.
Please expand the draft disclosure provided to include the amount of foreign source income you will need to generate to realize the FTC DTA prior to expiration. Please also clarify for investors that you will need to recognize additional foreign source income above the amount necessary to realize the FTC DTA equal to the amount of any US domestic source losses recognized during the corresponding tax year.

Mr. Terence O'Brien

June 17, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Response 2

The utilization of foreign tax credits from future foreign source income depends on both the amount of any domestic source loss and the amount of foreign taxes paid with respect to such future foreign source income. As a result of the dynamic relationship between domestic and foreign source income, the actual amount of foreign source income needed to realize the DTA related to foreign tax credits prior to expiration will vary based upon a number of factors, including the domestic source income generated by the Company. In our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we will enhance the disclosure provided in our response dated May 13, 2013 similar to the following. To facilitate the Staff's review process, the updated portion of the disclosure is shown in underline ($ amounts in millions):

“At December 31, 2012, we had recognized deferred tax assets of $356 relating to foreign tax credit carryforwards of which $58, $44, $54, $125 and $75 expire at the end of 2018, 2019, 2020, 2021 and 2022, respectively. Our ability to utilize these foreign tax credits is dependent on future U.S. taxable income. We have concluded that the tax benefits associated with the foreign tax credits are “more likely than not” to be realized prior to expiration based on forecasted future U.S. taxable income, including domestic profitability, royalties received from foreign subsidiaries and repatriation of foreign earnings, and the potential impact of possible tax-planning strategies. Assumptions embedded in our forecasted future U.S. taxable income include continued international growth, the stabilization of the U.S. business and the reduction of corporate expenses. To the extent future remittances from foreign subsidiaries for dividends and royalties, as well as future domestic profitability is less favorable than currently projected, our ability to utilize these foreign tax credits may be negatively affected.

“At December 31, 2012, we had $3.1 billion of cumulative undistributed earnings of foreign subsidiaries. The repatriation of foreign earnings should result in the utilization of foreign tax credits in the year of repatriation; therefore, the utilization of foreign tax credits is dependent on the amount and timing of repatriations, as well as the jurisdictions involved.”

Comment 3

Results of Continuing Operations - Consolidated, page 29

3.
We have read your response to comment 3 in our letter dated May 13, 2013. Please address the concerns we raised regarding the lack of discussion and analysis of the material components of cost of sales and the material factors impacting each of the material components, including quantifying the extent that each material factor has impacted cost of sales. As noted, providing a discussion and analysis of gross margin does not obviate the need to provide a discussion and analysis of cost of sales, as the gross margin discussion and analysis should analyze the relationship between revenues and

Mr. Terence O'Brien

June 17, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

cost of sales. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please also address this comment to your segment reporting discussion and analysis.

Response 3

In response to the Staff's comments in your letter dated April 13, 2012, beginning in 2012 our disclosure presented drivers of revenue as well as the quantification of significant gross margin trends. Given the nature of our business and the typically linear relationship between our revenue and cost of sales (i.e. we are typically able to pass along incremental costs to Representatives), we believe that our discussion of the relationship of revenue and gross margin provides investors and other readers of the financial statements with sufficient insight and understanding into the results of our operations. We will continuously evaluate revenue and gross margin and if it is no longer a linear relationship, we will expand our disclosures to include a discussion and analysis of cost of sales.

Section 501.12.b.2 of the Financial Reporting Codification states that “the 1989 Release explicitly provides for the grouping of line items for purposes of discussion and analysis in a manner that avoids duplicative disclosure.” We believe that a separate discussion of cost of sales in either our consolidated or segment analysis would be duplicative in nature, as cost of sales trends are generally inherent in our discussion of gross margin and revenue. We do not believe this additional disclosure would provide investors and other readers of our financial statements with any incremental insight into the results of our operations.

We also note that the detail provided in our disclosure is consistent with what management utilizes to analyze the trends in the business. We believe that our historical analyses have conformed to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification and have addressed all factors that should be described in order to understand the results of our operations.

Comment 4

4.
We have read your response to comment 4 in our letter dated May 13, 2013, including the draft disclosure you intend to include in your next Form 10-Q. Please expand this disclosure to provide investors with a more specific discussion of the material assumptions that impacted the estimated fair value of the Silpada reporting unit resulting in the material impairment charge. Your enhanced disclosures should address the following:

•
A detailed discussion of the recruiting incentive programs and when these programs were implemented. As part of your discussion, explain when you were projecting increases in revenues, earnings and cash flows as a result of the expected positive benefits the recruiting incentive programs. It should be clear from your enhanced disclosures why one quarter of below expected results caused a reduction in your

Mr. Terence O'Brien

June 17, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

forecasted growth rates and cash flows to the degree that resulted in the material impairment charge. Please ensure your enhanced disclosures provide investors with quantified information as well as qualitative information.

•	Please disclose the estimated revenues and cash flows for the fourth quarter of fiscal years 2012 and the full year fiscal year 2012 for the Silpada reporting unit that was included in your fiscal year 2011 discounted cash flow model for purposes of testing goodwill for impairment. Please compare this estimate to the actual revenues and cash flows recognized and explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2012 discounted cash flow model.

•	Please disclose the number of years you are forecasting cash flows in the discounted cash flow model (e.g., five years with the terminal year).

•
Quantify the material assumptions that were impacted by the lack of success with the recruiting incentive programs that led to the decline in the forecasted growth rates and cash flows used to estimated fair value. Please contrast these amounts with the estimates made during the fiscal year 2011 impairment test.

•
Please explain why you believe the decline in revenue and earnings below expectations in your fiscal year 2011 discounted cash flow model for the fourth quarter of fiscal year 2012 will not be overcome in the long-term.

•
Please disclose that the Silpada business has historically generated positive cash flows; that you expect the history of positive cash flows to continue; but that the positive cash flows projected do not support the pre-impairment carrying value of the business.

Response 4

We acknowledge the Staff's request to enhance our disclosures regarding the estimated fair value of Silpada and the resulting impairment charges. We note that since the Silpada business was acquired in July 2010, the Silpada business has not achieved our revenue, earnings and cash flows expectations primarily due to lower consumer spending, higher silver prices and increased competition. Since the acquisition, we have applied the guidance in ASC 350-20 by continuously evaluating the results of the business and revising our long-term forecasts, when necessary, using then currently available information, to reflect the trends of the business. Our consideration of these trends in the application of the accounting guidance resulted in impairment charges related to the Silpada business aggregating $263 million in the fourth quarter of 2011 and an additional $209 million of impairment charges in the fourth quarter of 2012.

We will provide enhanced disclosure discussing the aforementioned trends in addition to disclosures regarding Silpada generating positive cash flows and the number of years over which we are forecasting cash flows in our discounted cash flow model, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013 similar to the following. To facilitate the Staff's review process, the updated portion of the disclosure is shown in underline:

Mr. Terence O'Brien

June 17, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

“Silpada was acquired in July 2010. Silpada has historically generated positive cash flows and is expected to continue to generate positive cash flows; however, the expected cash flows of the business as of the date of our impairment analysis were not at a level sufficient to support the carrying value of the business. Since the acquisition, the Silpada business has not achieved our revenue, earnings and cash flows expectations primarily due to lower consumer spending, higher silver prices and increased competition.

“Throughout the first nine months of 2012, Silpada continued to perform generally in line with our revenue and earnings forecast and there were no significant changes to our long-term outlook for the business, which were utilized in determining the estimated fair value in our 2011 impairment analysis. We believed that the implementation of recruiting incentive programs would benefit our Representative counts and Representative productivity, and improve the performance of the business. In the fourth quarter of 2012, which is generally the quarter with the largest dollar value of revenue for the Silpada business, it became apparent that we would not achieve our forecasted revenue and earnings for 2012, as the recruiting incentive programs did not drive the expected Representative counts and Representative productivity, and as a result, Silpada experienced weaker than expected performance in the fourth quarter of 2012. Based on the continued trends, we lowered our long-term revenue and earnings projections for Silpada in our discounted cash flow (“DCF”) model to reflect a more moderate recovery of the business. The decline in the fair values of the Silpada reporting unit, the trademark, and the customer relationships was driven by the reduction in the forecasted long-term growth rates and cash flows used to estimate fair value. We forecasted revenue and the resulting cash flows over ten years using a DCF model.”

We believe that our disclosures are consistent with the guidance set forth in Item 303 of Regulation S-K, SAB Topic 5:P.4, and Section 216, 501.02, 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification. [AVP 000001]. In addition to the enhanced disclosures above, we supplementally advise the Staff:

•	As part of our impairment analysis in the fourth quarter of 2011, we projected revenue and cash flows over ten years. [AVP 000002].

Mr. Terence O'Brien

June 17, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

•	[AVP 000003]

•
During the third quarter of 2012 we continued to believe that the business would achieve the anticipated results by the end of 2012, largely due to the anticipated benefits of the recruiting incentive programs. However, during the fourth quarter, we did not see the expected improvements in our revenue, earnings, and cash flows. Accordingly, we did not believe that we could achieve the forecasted growth rates that were utilized in our 2011 impairment analysis and, as a result, we utilized a more moderate recovery of the business, [AVP 000004].

We note that revenue is the primary driver of the achievement of our expected cash flows, and therefore our cash flow trends are generally consistent with the revenue trends shown above.

We recognized impairment charges related to the Silpada business aggregating $209 million in the fourth quarter of 2012, which reflect the lowered long-term projections for the business. The long-term projections for the business were reduced as the lower

Mr. Terence O'Brien

June 17, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

than expected Representative counts and productivity that was experienced in 2012 was expected to continue to impact the long-term outlook of the business.

•
As discussed above, the impairments in 2012 were primarily driven by a reduction in our long-term projections for the business. The lower than expected results for fiscal year 2012 served as the baseline for the long-term projections of the business.

Comment 5

NOTE 7. Income Taxes, page F-21

5.
We have read your response to comment 7 in our letter dated May 13, 2013. Please quantify in future filings the amount of the deferred tax asset that is reflected within the deferred tax liability and clarify that the deferred tax liability is net of such amount, as you have recognized an additional significant FTC DTA that also needs to be realized.

Response 5

We recorded a deferred tax liability related to unremitted earnings of foreign subsidiaries of $224.8 million. This liability represents the result of the calculation of gross U.S. tax on the future repatriation of undistributed earnings of [AVP 000005], reduced by the corresponding estimated foreign tax credits attributable to such earnings of [AVP 000006] in accordance with ASC 740-10-55-24.

We do not believe it is appropriate to include the additional disclosure requested as this deferred tax asset, which is a component of the calculation of the deferred tax liability, does not become a foreign tax credit to be utilized on a U.S. tax return until the related earnings are repatriated to the U.S.

In light of the Staff's comments, in future annual filings on Form 10-K, we will provide a disclosure similar to the following but updated for the relevant 2013 information. To facilitate the Staff's review process, the updated portion of the disclosure is shown in underline ($ amounts in millions):

“At December 31, 2012, we have a deferred income tax liability of $224.8 for the U.S. income taxes on the undistributed earnings of subsidiaries outside of the U.S. This amount is net of the estimated foreign tax credits that would be generated upon the repatriation of such earnings. We have not recorded a U.S. income tax benefit on $158.7 of undistributed earnings of our subsidiary in Venezuela where local regulations restrict cash distributions denominated in U.S. dollars.”

Mr. Terence O'Brien

June 17, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Jenn Do, Staff Accountant, United States Securities & Exchange Commission
Tracey Smith, Staff Accountant, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP